Exhibit 12.01

Friedman, Billings, Ramsey Group, Inc.

Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

	2003	2002	2001	2000	1999
Pre-tax income (loss) from continuing operations adjusted to exclude income or loss from equity investees	$225,165	$42,229	$(18,457)	$1,000	$(16,515)

Distributed income of equity investees	553	14,089	10,747	12,036	2,590

Fixed charges:
Interest expense and amortization of debt discount and premium on all indebtedness	68,995	2,073	1,083	1,665	1,323
Rentals: Equipment and office rent expense – 33.33%	1,719	1,692	1,657	1,305	1,135

Total fixed charges	$70,714	$3,765	$2,740	$2,970	$2,458

Pre-tax income (loss) from continuing operations before adjustments for income or loss from equity investees plus fixed charges and distributed income of equity investees	$296,432	$60,083	$(4,970)	$16,006	$(11,467)

Ratio of earnings to fixed charges	4.2	16.0	(A)	5.4	(A)

(A) Due to the company's losses in 2001 and 1999, the ratio coverage in these years was less than 1:1. The company would have had to generate additional earnings of $7,710 and $13,925, respectively, to achieve coverage of 1:1 in these years.